Exhibit 99.1

Annaly Capital Management, Inc. to Acquire Hatteras Financial Corp. for $1.5 Billion

•                  Strategic Transaction is Mutually Beneficial to Shareholders of Both Companies

•                  Further Enhances the Scale and Diversification of Annaly’s Investment Platform

•                  Expected to be Accretive to Annaly’s Book Value and Core Earnings Per Share of Common Stock

•                  Reinforces Annaly’s Stature as Industry Leader

•                  Hatteras Shareholders to Have a Cash / Stock Election with Aggregate Transaction Consideration to Consist of Approximately 65% Annaly Shares and Approximately 35% Cash

•                  Transaction Expected To Close By End of Third Quarter Of 2016

NEW YORK, NEW YORK and WINSTON-SALEM, NORTH CAROLINA—(BUSINESS WIRE)— Annaly Capital Management, Inc. (“Annaly”) (NYSE:NLY) and Hatteras Financial Corp. (“Hatteras”) (NYSE:HTS) today announced the signing of a definitive merger agreement under which Annaly will acquire Hatteras for consideration to be paid in cash and shares of Annaly common stock, which values Hatteras at $15.85 per share of Hatteras common stock based upon the closing price of Annaly common stock on April 8, 2016. The value of the consideration represents a premium of approximately 24% to the 60-day volume-weighted average price of Hatteras common stock ending on April 8, 2016 and a multiple of 0.85x Hatteras’ estimated book value per share as of February 29, 2016.

Subject to the terms and conditions of the merger agreement, a wholly-owned subsidiary of Annaly will commence an exchange offer to acquire all outstanding shares of Hatteras common stock.  For each share of Hatteras common stock validly tendered in the exchange offer or converted pursuant to the second-step merger described below, Hatteras shareholders may elect to receive: (a) $5.55 in cash and 0.9894 shares of Annaly common stock; (b) $15.85 in cash (the “Cash Consideration Option”); or (c) 1.5226 shares of Annaly common stock (the “Stock Consideration Option”).  Hatteras shareholders who elect the Cash Consideration Option or Stock Consideration Option will be subject to proration, in each of the exchange offer and the subsequent second step merger, so that the aggregate consideration will consist of approximately 65% of Annaly’s common stock and approximately 35% in cash. In addition to the above consideration, Annaly would assume the existing notional $287.5 million in Hatteras 7.625% Series A cumulative redeemable preferred stock.

The transactions contemplated by the merger agreement, including the exchange offer and the merger, have been unanimously approved by the Board of Directors of Annaly and unanimously approved by the Board of Directors of Hatteras upon the unanimous recommendation of the Special Committee of the Hatteras Board of Directors, which is comprised entirely of independent directors (the “Hatteras Special Committee”).

“This strategic transaction represents a unique and sizeable value creation opportunity for our shareholders,” commented Kevin Keyes, CEO and President of Annaly. “With the acquisition of Hatteras, we significantly grow our diversified portfolio and broaden our investment options, further fortifying Annaly’s position as the market leading mortgage REIT.”  Wellington Denahan, Chairman of Annaly, added: “We are tremendously excited to announce this partnership today. Both Hatteras and Annaly are seasoned veterans in the sector, and we are confident this acquisition strengthens our ability to deliver superior returns to our shareholders over the long-term.”

Michael R. Hough, Chairman and CEO of Hatteras, said: “We are excited by the opportunity to join the Annaly platform and believe our diversification efforts are greatly enhanced by the industry-leading business Annaly has built. The complementary nature of this transaction should enhance the risk-adjusted value proposition we’ve always strived for.”  Jeffrey D. Miller, Lead Independent Director of Hatteras, added: “The strategic combination with Annaly will offer our shareholders increased scale, diversification and liquidity, which we believe will result in higher and more sustainable shareholder value over the long-term.”

Transaction Highlights

Benefits to Annaly shareholders

•                  Expands and further diversifies Annaly’s investment portfolio:  Hatteras’ portfolio, which consists of agency residential mortgage backed securities, residential whole loans and mortgage servicing rights is complementary to Annaly’s existing businesses

•                  Transaction accretion to Annaly shareholders:  Transaction is expected to be accretive to Annaly’s book value per share and core earnings in 2016

•                  Reinforces Annaly’s stature as industry leader: Acquisition of Hatteras further entrenches Annaly as the largest, most liquid and diversified mortgage REIT in the world

•                  Strong liquidity position: An enhanced capital base will support the continued growth of all investment businesses

Benefits to Hatteras shareholders

•                  Meaningful premium to Hatteras’ common stock price: The value of the consideration represents a premium of approximately 24% to the 60-day volume-weighted average price of Hatteras’ common stock ending on April 8, 2016 based upon the closing price of Annaly common stock on April 8, 2016

•                  Benefit from a more diversified business: Through ownership of Annaly common stock received in conjunction with the transaction, Hatteras’ shareholders will benefit from a more diversified investment portfolio; including agency and non-agency MBS, residential whole loans, mortgage servicing rights, commercial real estate debt and equity and corporate credit

•                  Enhanced scale and access to capital: With a pro-forma equity base of over $10 billion, Hatteras’ common shareholders will benefit from the operating scale, liquidity and capital alternatives of a larger combined entity

•                  Enhanced trading liquidity: In connection with the transaction, Hatteras’ common shareholders will receive approximately 93.5 million shares of Annaly common stock in the aggregate. Over the past twelve months, Annaly’s trading volume has been approximately $87 million per day

•                  Hatteras shareholders may elect between cash and stock consideration or a combination of both: Hatteras shareholders will have an ability to elect between cash and stock consideration (or a combination of both cash and stock consideration), subject to proration rules such that the aggregate transaction consideration will consist of approximately 65% of Annaly’s common stock and approximately 35% in cash

Prior to closing, each of Annaly and Hatteras will pay its respective shareholders a pro rata common dividend based on its last regular quarterly dividend declared prior to closing and the number of days elapsed since the record date for the most recent quarterly dividend, as of the day immediately prior to the closing date.

In connection with the transaction, Annaly entered into 30-month consulting agreements with four members of Hatteras’ executive team, including Michael R. Hough and Benjamin M. Hough.

The exchange offer is subject to customary closing conditions, including the tender for exchange of one share more than two-thirds (66 2/3%) of all then outstanding shares of Hatteras common stock when added to any shares of Hatteras common shares owned by Annaly and its wholly-owned subsidiary.  Following completion of the exchange offer, the parties will promptly effect a second-step merger without the approval of Hatteras shareholders under Maryland law pursuant to which all remaining shares of Hatteras common stock not tendered in the exchange offer will be converted into the right to receive the same consideration as in the exchange offer, with the same election options and subject to the same proration rules.  The transaction is expected to close by the end of the third quarter of 2016.

Wells Fargo Securities and Sandler O’Neill + Partners, L.P. served as financial advisors to Annaly, and Wachtell, Lipton, Rosen & Katz served as legal counsel to Annaly.  Goldman, Sachs & Co. served as financial advisor to the Hatteras Special Committee, DLA Piper LLP (US) served as legal counsel to Hatteras, and Hogan Lovells US LLP served as legal counsel to the Hatteras Special Committee.

Conference Call

The Companies will hold a joint conference call on April 11, 2016 at 9:00 A.M. Eastern Time. The number to call is 1-888-317-6003 for domestic calls and 1-412-317-6061 for international calls. The conference passcode is 2598977. There will also be an audio webcast of the call on www.annaly.com. If you would like to be added to the e-mail distribution list, please visit www.annaly.com, click on Investor Relations, then select Email Alerts and complete the email notification form.

About Annaly Capital Management, Inc.

Founded in 1997 as a real estate investment trust (REIT), Annaly is a leading mortgage REIT listed on the New York Stock Exchange. Annaly’s principal business objectives are to generate net income for distribution to shareholders and preserve capital through the prudent selection and management of its investments. Since inception, Annaly has paid over $13 billion in dividends to shareholders through real estate investments, primarily agency mortgage-backed securities.

About Hatteras Financial Corp.

Hatteras Financial is a REIT formed in 2007 to own and manage a portfolio of residential mortgage investments, primarily in residential mortgage securities, with a focus on those secured by adjustable-rate mortgage loans on single-family residences.

Forward-Looking Statements

This communication includes forward-looking statements.  These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly or Hatteras stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including two-thirds of Hatteras’ common shares being validly tendered into the exchange offer; business disruption following the merger; and the other risks and important factors contained and identified in Annaly’s and Hatteras’ filings with the Securities and Exchange Committee (“SEC”), such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this communication are made only as of the date hereof. Neither Annaly nor Hatteras undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary will file with the SEC.  At the time the exchange offer is commenced, Annaly and its merger subsidiary will file a tender offer statement on Schedule TO, Annaly will file a registration statement on Form S-4, and Hatteras will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HATTERAS SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HATTERAS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Hatteras common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159).

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Annaly and Hatteras file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and Hatteras at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and Hatteras’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.